Exhibit 99.1

FOR IMMEDIATE RELEASE

ChemGenex’s Omacetaxine Demonstrates Activity in CML Patients Who Have Failed Therapy with Multiple Tyrosine Kinase Inhibitors

-- First Clinical Data from Ongoing Phase 2 Study Presented
by Clinical Investigators at EHA Congress --

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (June 16, 2008). ChemGenex Pharmaceuticals (ASX: CXS, NASDAQ: CXSP) announced today the presentation of positive preliminary results from a phase 2 study of omacetaxine mepesuccinate (formerly known as Ceflatonin®) in chronic myeloid leukemia (CML) patients who have failed therapy with at least two tyrosine kinase inhibitors (TKIs). These data represent the first findings to be presented from this ongoing study, conducted in patients with or without BCR-ABL mutations. The data presented complement the findings from the company’s previously reported phase 2/3 study of omacetaxine in CML patients with the T315I mutation.

ChemGenex’s Senior Vice-President and Chief Medical Officer Dr. Adam Craig presented the data on behalf of a team including investigators from ChemGenex and leading U.S. and European research centers in a poster session at the European Hematology Association (EHA) Annual Congress in Copenhagen, Denmark.

To date, 28 patients have been enrolled in the study, and data were presented from 12 evaluable patients: 4 in chronic phase, 2 in accelerated phase and 6 in blast phase. Highlights of the data include:

•	Hematologic responses in all chronic and accelerated phase patients.

•	Complete hematologic responses in 3 out of 4 chronic phase patients and 2 out of 2 accelerated phase patients.

•	Cytogenetic responses in 1 out of 4 chronic phase patients and 1 out of 2 accelerated phase patients.

•	Hematologic responses in 2 out of 6 blast phase patients.

•	Omacetaxine therapy is associated with myelosuppression which is manageable and reversible.

“We are delighted with this very positive early data from the multiple TKI resistance trial,” said Dr. Greg Collier, ChemGenex’s Managing Director and Chief Executive Officer. “Our poster at the ASCO conference in Chicago two weeks ago reported durable clinical responses in CML patients with the T315I mutation and these new data support our belief that omacetaxine, acting through an independent mechanism of action, offers a new therapeutic alternative to the growing number of CML patients who become resistant to TKI therapy.” Tyrosine kinase inhibitors such as imatinib, dasatinib and nilotinib target the Bcr-Abl protein and are the current approved therapies for CML, but an increasing number of patients are developing resistance to these agents.

ChemGenex’s Omacetaxine Demonstrates Activity in CML Patients Who Have Failed Therapy with Multiple Tyrosine Kinase Inhibitors

“The knowledge we are gaining from our two major clinical trials gives us confidence in the potential of omacetaxine to treat CML patients for whom there are few treatment options due to the limitations of tyrosine kinase inhibitor treatments” said Dr. Collier. “We are on course to commence the filing of our rolling NDA submission to the FDA in mid 2008, starting with the non-clinical section. We also remain on track to achieve our enrollment targets within the year, and to complete our rolling NDA submission in mid 2009.”

Ceflatonin® is a registered trademark of ChemGenex Pharmaceuticals Limited.

About ChemGenex Pharmaceuticals Limited  (http://www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing personalized oncology medicines. ChemGenex harnesses the power of genomics both to discover novel targets and drug compounds, and in clinical trials to develop more individualized treatment outcomes. ChemGenex’s lead compound, omacetaxine mepesuccinate (formerly known as Ceflatonin®), is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML). ChemGenex has a second anticancer compound, amonafide dihydrochloride (formerly known as Quinamed®) which is in phase 2 clinical development for various solid cancers, and a portfolio of assets in pre-clinical development. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

Details on the clinical trials can be accessed from the following websites;

http://clinicaltrials.gov/ct2/show/NCT00375219?term=homoharringtonine&rank=9 and http://www.tkiresistantcmltrials.com

Contacts

ChemGenex Information
Dr. Greg Collier
CEO and Managing Director
Cell (Australia): +61 419 897 501
Cell (USA): +1 650 200 8145
Email: gcollier@chemgenex.com

Level 4, 199 Moorabool St, Geelong, Victoria 3220, Australia Telephone: +61 3 5223 9900 Facsimile: +61 3 5229 0100
Email: chemgenex@chemgenex.com  ABN 79 000 248 304

ChemGenex’s Omacetaxine Demonstrates Activity in CML Patients Who Have Failed Therapy with Multiple Tyrosine Kinase Inhibitors

Media Relations – Australia	Media Relations - USA

Rebecca Wilson	Joan Kureczka
Buchan Consulting	Kureczka/Martin Associates
Tel: +61 2 9237 2800	Tel: +1 415 821 2413
Cell: + 61 (0) 417 382 391	Email: Jkureczka@comcast.net
Email: rwilson@bcg.com.au

Safe Harbor Statement

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

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Level 4, 199 Moorabool St, Geelong, Victoria 3220, Australia Telephone: +61 3 5223 9900 Facsimile: +61 3 5229 0100
Email: chemgenex@chemgenex.com  ABN 79 000 248 304